Filed by Excel Maritime Carriers Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                      Subject Company: Quintana Maritime Limited
                                                   Commission File No: 000-51412


  THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY EXCEL MARITIME CARRIERS LTD.
              AND QUINTANA MARITIME LIMITED ON JANUARY 29, 2008.

                              JOINT PRESS RELEASE

        EXCEL MARITIME CARRIERS LTD TO ACQUIRE QUINTANA MARITIME LIMITED

ATHENS, GREECE - January 29, 2008 - Excel Maritime Carriers Ltd (Excel) (NYSE:
EXM) and Quintana Maritime Limited (Quintana) (NASDAQ: QMAR) jointly announced today that Excel has agreed to acquire Quintana pursuant to a definitive merger agreement whereby Quintana would become a wholly owned subsidiary of Excel. Excel will pay $13.00 per share in cash per share of Quintana common stock and
0.4084 shares of Excel Class A common stock per share of Quintana common stock. In the event the average closing price of Excel's Class A common stock during the 15 trading day period ending before the effective date of the merger exceeds $45 per share, this exchange ratio will be adjusted so that the total value delivery per Quintana share including cash is $31.38, unadjusted for dividend payments. Based on Excel's closing price of $33.00 as of January 28, 2008, and unadjusted for dividend payments, the offer represents a total value of $26.48 per share, representing a 57% premium to Quintana's January 28(th) closing price of $16.89 and a 34% premium to Quintana's 30-day average price. In all cases, the value of the Excel Class A common stock to be delivered per Quintana share shall be reduced by the amount of any dividends paid by Quintana in 2008 up to the closing of the merger. The merger agreement was approved by the boards of directors of each company.

Stamatis Molaris, Chief Executive Officer and President of Quintana commented, "This is a highly attractive offer for Quintana. By capturing significant value in cash and retaining equity upside via stock in the combined company, we believe that we are delivering the ideal value combination to our shareholders."

TRANSFORMATIONAL TRANSACTION
The combined company will operate the fleet of 47 vessels with a total carrying capacity of 3.7 million DWT. The size of the fleet is expected to increase to 55 vessels with a total carrying capacity of 5.2 million DWT after the addition of 8 Capesize vessels which are expected to be delivered by the end of 2010.

This is a transformational transaction for Excel as it is elevated to a world class dry bulk shipping company with one of the largest and youngest fleets in the industry. It also transforms its client base with a list of blue chip customers including EDF Trading, BHP Billiton, Bunge, Cargill, and Oldendorff. Excel will operate one of the largest dry bulk fleets by DWT of any U.S. listed company, a combined 55 vessels, with almost 5.2 million DWT cargo carrying capacity and with an average age of 8.1 years.

Gabriel Panayotides, the Chairman of the Board of Directors of Excel, said "We are pleased to announce a combination with Quintana today. We are creating one of the world's premier dry bulk shipping companies. This transaction is an important step towards achieving that goal. Quintana offers an extremely attractive and young fleet, strong relationships with its customers, and skilled and knowledgeable management. Excel's goal is to fully integrate Quintana's fleet, systems and management capability into our organization, providing our customers with a large and diverse fleet to serve all their needs efficiently. We welcome Stamatis to the role of Chief Executive Officer and to our Board of Directors as well as Hans Mende, Corbin Robertson III and Paul Cornell to our Board of Directors. We look forward to working with them in order to build value for our existing and new shareholders."

Stamatis Molaris additionally commented: "I am excited to have the opportunity to lead this new company and participate in the further consolidation of our industry. The new company will provide our customers with enhanced service and our shareholders with greater productivity and profitability. The combined Company will have sufficient scale and be one of the world's largest dry bulk companies by number of operated ships and DWT. I am anticipating that shareholders will realize considerable synergy benefits due to economies of scale and sophisticated management practices on operational and technical aspects of the combined fleet. We anticipate annual savings of between $15 million and $20 million."

TERMS OF TRANSACTION
Under the agreement, Quintana shareholders will receive a combination of cash and stock. Each Quintana share will receive $13.00 in cash and 0.4084 shares of Class A common stock in Excel. If Excel's average closing price during the 15 trading day period ending before the effective date of the merger is above $45.00 per share, the number of

Excel shares will be adjusted so that the total value delivery per Quintana share including cash is $31.38. In all cases, the value of the Excel Class A common stock to be delivered per Quintana share shall be reduced by the amount of any dividends paid by Quintana in 2008 up to the closing of the merger. The total transaction value will be approximately $2.45 billion (based on Excel's closing price of $33.00), including assumed net debt and other costs. In addition, Quintana will nominate three directors, Hans Mende, Corbin Robertson III, and Paul Cornell, who will serve on Excel's Board of Directors.

The transaction is subject to customary closing conditions, including the receipt of financing, approval of Quintana's stockholders and receipt of regulatory approvals. Excel has received a financing commitment for $1.4 billion from a syndicate of international banks led by Nordea Bank Finland PLC, London Branch. Excel and Quintana currently expect the transaction to close in the second quarter of 2008.

Citi acted as financial advisor to Quintana. Legal advisors to Quintana were Morgan, Lewis & Bockius LLP.

Deutsche Bank Securities Inc. acted as financial advisor to Excel. Legal advisors to Excel were White & Case LLP and Gr. J. Timagenis Law Office.

The bank financing is arranged by a consortium of Credit Suisse, DVB Bank AG, Deutsche Bank AG Filale Deutschlandgeschaft, General Electric Capital Corporation, National Bank of Greece and Nordea Bank Finland PLC, London Branch. Nordea will act as agent for this transaction and together with Deutsche Bank will serve as joint bookrunners.

CONFERENCE CALL DETAILS
On Tuesday, January 29, 2008, at 9:00 a.m. EST, the management of Excel Maritime Carriers and Quintana Maritime Limited will host a joint conference call to discuss the transaction.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote "Excel Maritime and Quintana Maritime".

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0) 1452-586-513 (all other callers). Quote "Excel Maritime and Quintana Maritime".

A telephonic replay of the conference call will be available until February 5, 2008 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or
+44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:
There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers and Quintana Maritime websites (www.excelmaritime.com and www.quintanamaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT EXCEL MARITIME CARRIERS LTD.
Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel's current fleet consists of 18 vessels (10 Panamax, 6 Handymax and 2 Supramax vessels) with a total carrying capacity of 1,074,022 DWT. Excel was incorporated in 1988 and its common stock was listed on the American Stock Exchange (AMEX) from 1998 until September 15, 2005, when Excel switched to the New York Stock Exchange
(NYSE) where it trades under the symbol EXM. For more information about Excel, please go to our corporate website www.excelmaritime.com.

ABOUT QUINTANA MARITIME LIMITED
Quintana, based in Greece, is an international provider of dry bulk cargo marine transportation services. Quintana currently owns a fleet of 22 vessels and, together with 7 Panamax vessels under bareboat charters, operates 29 vessels (14 Kamsarmax, 11 Panamax and 4 Capesize vessels) with a total carrying capacity of 2,644,043 DWT tons. The DWT weighted average age of vessels Quintana owns is 3.2 years. In addition, Quintana has ordered 8 Capesize newbuilding vessels, one of which will be wholly owned and the remaining seven of which will be partially owned through joint ventures. Once all acquisitions and newbuilding orders are completed and assuming no vessel disposals, Quintana will operate a fleet of 37 dry bulk vessels (14 Kamsarmax, 11 Panamax and 12 Capesize vessels) with a total capacity of 4,086,043 DWT. For more information about Quintana, please go to our corporate website www.quintanamaritime.com.

FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION

     This joint press release issued by Excel Maritime Carriers Ltd ("Excel") and Quintana Maritime Limited ("Quintana") on January 29, 2008, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to Excel's planned acquisition of Quintana and the expected terms and timing of the transaction. Words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions are intended to identify forward looking statements. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties, many of which are difficult to predict and generally beyond the control of Excel and Quintana. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Quintana shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability of Excel to obtain financing and the ability to integrate Quintana's businesses into those of Excel in a timely and cost-efficient manner. Additional factors that could cause Excel's and Quintana's results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 20-F of Excel and the 2006 Annual Report on Form 10-K of Quintana filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's website.

     This communication is being made in respect of the proposed merger transaction involving Excel and Quintana. In connection with the proposed transaction, Excel will file with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus. The proposed merger transaction involving Excel and Quintana will be submitted to Quintana's shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Excel or to Quintana per the investor relations contact information below.

     Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel's directors and executive officers is available in Excel's notice of annual meeting and proxy statement for its most recent annual meeting and Excel's Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana's directors and executive officers is available in Quintana's proxy statement for its most recent annual meeting of shareholders. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Excel contact information:

Lefteris Papatrifon
Chief Financial Officer
Excel Maritime Carriers Ltd.
17th Km National Road Athens-Lamia &
Finikos Street
145 64 Nea Kifisia
Athens, Greece
Tel: 011-30-210-62-09-520
Fax: 011-30-210-62-09-528
E-Mail: info@excelmaritime.com
http://www.excelmaritime.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-Mail: nbornozis@capitallink.com
www.capitallink.com

Quintana contact information:

Paul J. Cornell
Chief Financial Officer
Quintana Maritime Limited
Tel. 713-751-7525
E-mail: pcornell@quintanamaritime.com

Investor Relations / Financial Media:
Ramnique Grewal
Capital Link, Inc.
230 Park Avenue - Suite 1536
New York, NY 10160, USA
Tel. 212.661.7566
E-mail: rgrewal@capitallink.com